FOR IMMEDIATE RELEASE	24 AUGUST 2011

2011 INTERIM RESULTS

Billings up over 5% at £21.4 billion

Reportable revenues up over 6% to £4.7 billion

Reportable revenues in dollars up almost 13% at $7.6 billion and in euros up 6% at

€5.4 billion

Constant currency revenues up over 8% and gross margin up almost 9%

Like-for-like revenues up over 6% and gross margin up almost 7%

Headline operating profit up almost 14% to £518 million

Headline profit before tax up over 17% to £417 million

Profit before tax up over 37% to £334 million

Operating margin up 0.7 margin points

Diluted headline earnings per share up over 19% at 22.8p

First interim ordinary dividend up 25% to 7.46p per share

Average net debt down £513 million to £2.558 billion reflecting strong cash flow

•	Billings up 5.2% at £21.392 billion.

•	Reported revenues up 6.1% to £4.713 billion and up 8.1% in constant currencies.

•	Like-for-like revenues up 6.1% and gross margin up 6.8%.

•	Headline EBITDA up 10.5% to £619.5 million from £560.8 million.

•	Headline operating margin pre-incentives up 0.8 margin points at 13.9%.

•	Headline operating profit up 13.7% to £517.9 million from £455.3 million, over half a billion pounds sterling for the first time in the first half.

•	Headline operating margin up 0.7 margin points to 11.0%.

•	Headline gross margin margin up 0.7 margin points to 11.9%.

•	Headline profit before tax up 17.1% to £417.0 million from £356.2 million.

•	Profit before tax up 37.1% to £334.3 million from £243.9 million.

•	Diluted headline earnings per share up 19.4% to 22.8p from 19.1p.

•	Diluted earnings per share up 50.8% to 18.1p.

•	First interim ordinary dividend up 25% at 7.46p per share.

•	Estimated net new business billings of £1.201 billion ($1.922 billion).

WPP/page 2

In this press release not all the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. Where required, details of how these have been arrived at are shown in the Appendices.

Summary of Results

The Board of WPP announces its unaudited interim results for the six months ended 30 June 2011. Despite recent uncertainties, these results continue the post-Lehman bounce-back seen in 2010 and the Group has now achieved levels of pro-forma revenues and profitability beyond 2008.

Billings were up 5.2% at £21.392 billion.

Reportable revenue was up 6.1% at £4.713 billion. Revenue on a constant currency basis was up 8.1% compared with last year, chiefly reflecting the comparative strength of the pound sterling against the US dollar. As a number of our competitors report in US dollars and the euro and inter-currency comparisons are difficult, Appendices 2 and 3 show WPP’s interim results in reportable US dollars and euros respectively. This shows that US dollar reportable revenues were up 12.8% to $7.622 billion, which compares with the $6.639 billion of our closest worldwide competitor and that euro reportable revenues were up 6.0% at €5.424 billion, which compares to €2.699 billion of our nearest European-based competitor. Headline earnings before interest, taxation, depreciation and amortisation (“Headline EBITDA”) were $1.005 billion compared to $944 million for our nearest competitor, with our profitability being more skewed to the second half.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 6.1% in the first half, with gross margin up 6.8%. In the second quarter, like-for-like revenues were up 5.6%, less than the first quarter 6.7%, with gross margin up 6.4%, following 7.3% growth in the first quarter. This reflects increased client advertising and promotional (“A” & “P”) spending (“A” probably increasing more than “P”), across most of the Group’s major geographic markets and functional sectors despite tougher comparatives, although clients understandably continue to demand increased effectiveness and efficiency.

Headline EBITDA was up 10.5% to £619.5 million and up 12.7% in constant currencies. Headline operating profit was up 13.7% to £517.9 million from £455.3 million and up 15.9% in constant currencies, over half a billion pounds sterling for the first time in the first half.

Headline operating margins were up 0.7 margin points to 11.0% compared to 10.3% in the first half of last year. On a like-for-like basis operating margins were up 0.6 margin points. Headline gross margin margins were up 0.7 margin points to 11.9%. Given the significance of consumer insight revenues to the Group, gross margin is probably a more meaningful measure of comparative, competitive revenue growth and margin performance. These are “clean” margin increases without the benefit of one-off provisions to cover expenses, as seen elsewhere in the industry.

On a reported basis, operating margins, before short and long-term incentives and the cost of share-based incentives, were 13.9%, up 0.8 margin points, compared with 13.1% last year. The Group’s staff cost to revenue ratio, including incentives, increased by 0.3 margin points to 60.7% compared with 60.4% in the first half of 2010, as the Group increased its investment in talent as like-for-like revenues and gross margin increased significantly. On

WPP/page 3

the same basis, the Group’s staff cost to revenue ratio, excluding incentives, increased by 0.1 margin points to 57.7% from 57.6%. Short and long-term incentives and the cost of share-based incentives amounted to £139.3 million or 22.0% (around maximum performance), of operating profits before bonus and taxes, compared to £127.4 million last year, or 22.8%, up £11.9 million or 9.3%.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 107,239 in the first half of the year, compared to 102,651 in 2010, an increase of 4.5%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2011 was 110,357 compared to 105,371 at 30 June 2010, an increase of 4,986 or 4.7%. On the same basis revenues increased 6.1% and gross margin 6.8%. As at 30 June 2011, the number of people in the Group increased by 2,634 or 2.4% compared to the pro-forma figure at 31 December 2010, reflecting net hiring, particularly in the United Kingdom and the faster growing markets of Asia Pacific and Latin America, which accounted for almost 85% of the new hires and where like-for-like revenue and gross margin growth is particularly strong.

Net finance costs (excluding the revaluation of financial instruments) were up slightly at £100.9 million, compared with £99.1 million in 2010, an increase of £1.8 million, reflecting higher funding costs mainly offset by lower levels of average net debt.

Headline profit before tax was up 17.1% to £417.0 million from £356.2 million, or up 19.6% in constant currencies.

Reported profit before tax rose by 37.1% to £334.3 million from £243.9 million. In constant currencies, reported profit before tax rose by 41.7%.

The tax rate on headline profit before tax was 22.0%, down 1.9 percentage points on the first half rate in 2010 of 23.9% and in line with the 2010 full year tax rate of 22.0%.

Profits attributable to share owners rose by 53.0% to £230.7 million from £150.8 million.

Diluted headline earnings per share rose by 19.4% to 22.8p from 19.1p. In constant currencies, earnings per share on the same basis rose by 22.8%. Diluted reported earnings per share were up 50.8% to 18.1p and up 58.4% in constant currencies.

In line with the statement made in the Group’s 2010 Preliminary Results Announcement, concerning increasing the dividend payout ratio, the Board declares an increase of 25% in the first interim ordinary dividend to 7.46p per share. The record date for this first interim dividend is 14 October 2011, payable on 14 November 2011.

Further details of WPP’s financial performance are provided in Appendices 1, 2 and 3.

WPP/page 4

Review of Operations

Revenue by Region

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth by region for the first six months of 2011:

Region	Constant Currency[1] Revenue as a % of Total Group	Reported Revenue Growth 11/10	Constant Currency[1] Revenue Growth 11/10	Like-for-like[2] Revenue Growth 11/10
		%	%	%

North America	35.6	2.3	8.3	5.4

United Kingdom	12.0	7.1	7.1	5.1[3]

Western Continental Europe	24.1	4.8	4.2	2.9

Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	28.3	12.1	12.0	10.5

TOTAL GROUP	100.0	6.1	8.1	6.1[4]

[1]	Constant currency growth excludes the effects of currency movements
[2]	Like-for-like growth excludes the effects of currency movements and the impact of acquisitions
[3]	Gross margin like-for-like growth 8.5%
[4]	Gross margin like-for-like growth 6.8%

As shown above, on a constant currency basis, the Group’s revenues grew at 8.1%, with like-for-like revenues up 6.1%. Gross margin, probably a better indicator of top-line growth, was up 8.8% on a constant currency basis and up 6.8% like-for-like. Geographically, as in the first four months, the United States has continued to show remarkably strong growth, with constant currency revenues up 7.6% in the first half. The United Kingdom, also continued to show strong growth, with constant currency revenues up over 7% in the first half and gross margin up over 10%. Western Continental Europe, although relatively more difficult, showed considerable improvement in the second quarter, with constant currency revenues up almost 6% compared with just over 2% in the first quarter. Austria, Denmark, Finland, Germany, Ireland, the Netherlands and Turkey, all showed double digit growth in the second quarter, but France, Greece, Portugal and Spain remain tougher. In Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe revenues were up over 11% in the second quarter following over 12% growth in the first three months, driven by continued strong growth in Latin America, Australia, South East Asia and Africa, with revenues in each of these areas showing double digit growth. Latin America showed the strongest growth of all our regions in the second quarter, with revenues up over 12%. In Central and Eastern Europe, revenues were up almost 9%, with the second quarter similar to the first quarter, with strong growth in Russia, Poland and the Ukraine, but Hungary and Czech Republic were more challenging. Growth in the BRICs was up almost 16%, on a like-for-like basis, in the first six months, with Next 11 and CIVETS up almost 14% and well over 13% respectively on the same basis.

In the first half of 2011, over 28% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, an increase of 1.0

WPP/page 5

percentage point compared with the first half of last year and against the Group’s strategic objective of 35-40% in the next three to four years.

Estimated net new business billings of £1.201 billion ($1.922 billion) were won in the first half of the year. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, wins that continued into the second half of the year with several very large industry-leading advertising, digital and media assignments, which will have a significant positive impact on Group revenues late this year and in 2012. On a more negative note, there is some recent evidence of heavy competitive fee discounting or dumping and “nicking” of people, which may have resulted in the operating margin erosion seen in the recent results of two of our competitors.

Revenue by Communications Services Sector and Brand

The pattern of revenue growth also varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector for the first six months of 2011:

Communications Services Sector	Constant Currency[1] Revenue as a % of Total Group	Reported Revenue Growth 11/10	Constant Currency[1] Revenue Growth 11/10	Like-for-like[2] Revenue Growth 11/10
		%	%	%

Advertising, Media Investment Management	40.9	10.4	12.1	8.1

Consumer Insight	24.9	1.3	2.6	2.3[3]

Public Relations & Public Affairs	9.1	3.0	5.8	5.0

Branding & Identity, Healthcare and Specialist Communications	25.1	5.7	8.5	7.3

TOTAL GROUP	100.0	6.1	8.1	6.1[4]

[1]	Constant currency growth excludes the effects of currency movements
[2]	Like-for-like growth excludes the effects of currency movements and the impact of acquisitions
[3]	Gross margin like-for-like growth 3.2%
[4]	Gross margin like-for-like growth 6.8%

By communications services sector, each sector continued to show very similar constant currency growth, as they did in the first three or four months, but there has been a slight up-tick in growth in branding and identity, healthcare and specialist communications (including direct, digital and interactive), with like-for-like growth of almost 8% in the second quarter compared to almost 7% in the first quarter. In the first six months, on a constant currency basis, advertising and media investment management continued to be the strongest sector, with constant currency growth of 12.1%, followed by branding and identity, healthcare and specialist communications (including direct, digital and interactive), up 8.5% and public relations and public affairs up 5.8%. Consumer insight revenues were up 2.6%, with gross margin up 3.0%, a reduction from the first quarter as indicated in the AGM statement, with slower growth in the United States, the United Kingdom and Japan in April and May, with a partial recovery in June. Consumer insight revenues in Latin America

WPP/page 6

showed particularly strong growth in the second quarter, followed by Asia Pacific and Africa.

In the first half, direct and digitally-related activities accounted for 28.1%, or $2.101 billion (an annual run rate of $4.4 billion) of the Group’s total revenues, which are running at the rate of almost $16 billion per annum. This is against last year’s proportion of 27.6% and a Group target of 35-40% in three to four years. To give an indication of the Group’s industry leading direct, digital and interactive position, a leading independent research firm recently rated three of the Group’s interactive agencies (OgilvyInteractive, VML and Wunderman) amongst seven “digital leaders”. No other competitor has more than one. The Group’s global digital agencies, Wunderman and OgilvyOne, rank as the two largest digital and interactive agencies in the world, with annual revenues of over $950 million and almost $900 million respectively.

In the first half of 2011, over 59% of the Group’s revenues came from outside advertising and media investment management, a similar percentage to last year against the Group’s strategic objective of two-thirds, again within three to four years.

Quantitative disciplines (digital and consumer insight), now account for 47% of Group revenues, compared with the Group’s strategic objective of over one-half.

Advertising and Media Investment Management

On a constant currency basis, advertising and media investment management revenues grew by 12.1%, with like-for-like revenues up 8.1%. Reported operating margins increased by 0.5 margin points to 12.3%, as revenue and cost growth were again well managed.

These businesses generated estimated net new business billings of £874 million ($1.398 billion).

Consumer Insight

On a constant currency basis, consumer insight revenues grew by 2.6%, with like-for-like revenues up 2.3%. Constant currency gross margin was up 3.0% and like-for-like up 3.2%. Reported operating margins improved by 0.3 margin points to 7.5% and gross margin margins improved 0.5 margin points to 10.3%, as the benefits of the continued integration of TNS custom research and Research International and the other operations of both TNS and Kantar, in media, healthcare, retail and their related panel activities were realised.

Public Relations and Public Affairs

In constant currencies, the Group’s public relations and public affairs revenues grew by 5.8%, with like-for-like revenues up 5.0%. Reported operating margins improved 0.7 margin points to 15.5%.

Branding and Identity, Healthcare and Specialist Communications

The Group’s branding and identity, healthcare and specialist communications (including direct, digital and interactive) constant currency revenues grew by 8.5%, with like-for-like revenues up 7.3%. This service sector showed a strong recovery in reported operating margins, across all businesses, up 1.3 margin points to 10.7%.

WPP/page 7

Cash Flow and Balance Sheet

A summary of the Group’s unaudited cash flow statement and balance sheet and notes as at 30 June 2011 are provided in Appendix 1.

In the first half of 2011, operating profit was £431 million, depreciation, amortisation and impairment £185 million, non-cash share-based incentive charges £38 million, net interest paid £107 million, tax paid £126 million, capital expenditure £107 million and other net cash inflows £3 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £317 million. This free cash flow was absorbed by £229 million in net cash acquisition payments and investments (of which £54 million was for earnout payments and loan note redemptions with the balance of £175 million for investments and new acquisition payments net of disposal proceeds) and £98 million in share repurchases, a total outflow of £327 million. This resulted in a net cash outflow of £10 million, before any changes in working capital.

Average net debt in the first six months of 2011 fell by £513 million to £2.558 billion, compared to £3.071 billion in 2010, at 2011 exchange rates. On 30 June 2011 net debt was £2.879 billion, against £3.029 billion on 30 June 2010, a decrease of £150 million. Your Board continues to examine ways of deploying its EBITDA, (of £1.5 billion or over $2.4 billion for the preceding twelve months) and substantial free cash flow (of over £900 million or approximately $1.4 billion per annum, also for the previous twelve months), to enhance share owner value. The Group’s current market value implies an EBITDA multiple of 5 times, on the basis of the trailing 12 months EBITDA to 30 June 2011.

As mentioned in the Group’s 2010 Preliminary Results Announcement, the average net debt to headline EBITDA ratio at 31 December 2010 had improved to 2.1 times, a year ahead of the schedule outlined at the time of the TNS acquisition in October 2008. Based on the 12 months to 30 June 2011, the average net debt to headline EBITDA fell further to 1.8 times. At the time of the TNS transaction, it was announced that, for the following two years, acquisitions would be limited to £100 million per annum, the Group’s share buy-back programme would be targeted at up to 1% per annum and dividend growth at up to 15% per annum, using surplus cash generated to reduce average net debt to around 2 times headline EBITDA.

There is a very significant pipeline of reasonably priced small and medium sized potential acquisitions. As a result, deals done continue to be of small and medium sized companies, focused on new markets, new media and consumer insight, and will not now be limited to £100 million per annum, but will more likely total around £400 million this year. We will continue to seize opportunities in line with our strategy. In the first half of 2011, the Group continued to make acquisitions or investments in high growth geographical or functional areas. In the first six months of this year, acquisitions and increased equity stakes have been focused on advertising and media investment management in the United States, France, Germany, the Netherlands, Bahrain, South Africa, Brazil, China and Korea; in consumer insight in the United States, Ireland, Germany, Russia, Lithuania and Kenya; in public relations in the United Kingdom; in direct, digital and interactive in the United States, Austria, Brazil, China and Singapore and in specialist communications in the United States.

Following the strong first-half results your Board raised the dividend by 25%, around 5 percentage points faster than the growth in diluted headline earnings per share, a payout ratio in the first half of 33%. As indicated in the AGM statement in June 2011, the dividend payout ratio will be increased over time to approximately 40% from the 2010 rate of 31%.

WPP/page 8

Share buy-backs will continue to be targeted to absorb any share dilution from issues of options or restricted stock, although the Company does also have considerable free cash flow to take advantage of any anomalies in market values, which we believe we have seen particularly in the last few weeks. During the first six months of 2011, 12.5 million shares, or 1.0% of the issued share capital, were purchased at a cost of £98.5 million and an average price of £7.88 per share.

Client Developments in the First Half of 2011

Including associates, the Group currently employs over 153,000 full-time people in over 2,400 offices in 107 countries. It services over 300 of the Fortune Global 500 companies, 29 of the Dow Jones 30, 60 of the NASDAQ 100, 32 of the Fortune e-50 and 640 national or multi-national clients in three or more disciplines. 409 clients are served in four disciplines and these clients account for over 56% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with 326 clients in 6 or more countries. The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

Current Progress and Future Prospects

The second quarter of 2011 continued the improvement in like-for-like revenue growth seen in the first three months, despite tougher comparatives, with year-to-date like-for-like revenue up over 6% and gross margin up almost 7%. July revenues were up 4.3% and gross margin up 5.2%, against even tougher comparatives. Cumulative like-for-like revenue growth for the first seven months of 2011 is now 5.9% and gross margin 6.6%. The Group’s quarter two revised forecast, having been reviewed at the parent company level in the first half of August, indicates very similar levels of like-for-like revenue growth and gross margin growth for the year.

Our budgets for 2011 indicated like-for-like revenue growth of 5.0%, gross margin growth of 5.3% and operating margin improvement of 0.5 of a margin point. The quarter one revised forecast raised the revenue and gross margin forecasts to over 6% respectively and the operating margin forecast improved too, as indicated by the actual improvement in operating margin of 0.7 of a margin point in the first half. As mentioned above, the quarter two revised forecast for the full year, indicates very similar levels of like-for-like revenue and gross margin growth to the first seven months and, in addition, indicated further possible operating margin improvement beyond that reported in the first half.

Any slowdown in the growth rate in the United States is forecast to be balanced geographically, by faster growth in the United Kingdom, Western Continental Europe, from admittedly low levels, and faster growth in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe. Functionally, any slowdown in traditional media spending, is similarly forecast to be covered by increasing digital spending and, in our case, by continued growth in media investment management.

Whilst it is too early to predict the impact of the recent vicious correction in the world’s equity markets on consumer and corporate behaviour (there have been no resultant cuts to date), these forecasts and significant recent very successful new business activity are encouraging signs, despite stock market pessimism - pessimism which is much greater in our sector in Western Europe than in the United States, reflecting the better performance of American-based media owners, particularly American-based television media owners, to date. There does seem to be a dissonance or disconnect between the macro picture as

WPP/page 9

defined by the stock markets and the micro picture as defined by individual company results, which have continued to be generally better than expectations into the second quarter. It is true, however, that markets look to the future, often a year or so in advance, and are rarely wrong.

2009 was, as you know, a brutal year, when following that fateful Lehman weekend in September 2008, many clients thought the financial world might come to an end and focussed relentlessly and, even ruthlessly, on cutting costs and on liquidity.

The mini-quadrennial year of 2010 saw a very significant recovery, particularly in the United States and in traditional media, as clients realised that the world had not actually come to an end. The United States and traditional media bit back. Categories that had cut spending severely, like autos, financial services and retail, amongst others, returned to spending. Excess traditional media inventory resulted in lowered prices and made traditional media more attractive absolutely to advertisers and relatively to new media. The Winter Olympics in Vancouver, the World Cup in South Africa, the Shanghai World Expo and the United States Congressional mid-term elections, all stimulated the level of spending and reinforced any element of dead-cat bounce generated by the massive fiscal and monetary stimulus post-Lehman. Finally, and probably most significantly, boardroom fear may have encouraged chairmen, CEOs and non-executive directors to rein in fixed capital spending and focus more on brand spending to maintain or increase market share. Why increase fixed costs in uncertain times, when you can increase or maintain sales by increasing variable marketing expenditures - even if we think marketing spending should be a more fixed investment, not a variable cost? Currently, as a result of this conservatism, Western-based companies may have as much as $2 trillion sitting on relatively unleveraged balance sheets and we have had a relatively jobless recovery.

2011 has, so far, exhibited a similar pattern to 2010, except, as predicted in our budgets and in our reporting to share owners, the rate of growth in the United States has slowed. However, this has been compensated (last year’s like-for-like revenue growth was 5.3%), by good growth, again somewhat surprisingly, in the United Kingdom and some growth, admittedly from very low comparative levels, in Western Continental Europe and by a “last-in, last-out” recessionary recovery in Asia-Pacific, Latin America, Africa and the Middle-East and Central and Eastern Europe. Functionally, direct, digital and interactive have resumed their relatively stronger growth rate, when compared to traditional media. Newspapers and magazines, in particular, remain challenged, although the apparent success of charging for content, that consumers value, has helped somewhat. In essence, China and the internet have bitten back in 2011 and regained their strategic importance and inexorable growth, at least for the moment.

Despite these encouraging signs there remain significant challenges, even before the recent stock-market melt down. First, there have always been fears of Euro contagion, which have oscillated quite violently and are now firmly focussed beyond Ireland, Portugal, Spain and Greece, on Italy and even to France. Second, there have always been concerns about the failure of the US Government to address the growing Federal deficit. It seemed that the rubber might not hit the road until after the US Presidential election, but the recent Presidential and Congressional indecision and the Standard and Poor’s downgrade, seem to have brought concern about the potential crisis forward, although the relatively mild actions agreed, will probably postpone the really evil day again beyond the Presidential election in November 2012. Third, there was and still is concern about the increase in commodity input prices and its potential impact on profit margins, particularly if pricing power continues to be limited, although recent inflation seems to have helped, particularly in the FMCG sector. Fourth, political events in the Middle-East, apart from slowing the rate

WPP/page 10

of growth of the region have increased levels of uncertainty. Fifth, the tragic events in Japan slowed growth even further in the world’s third largest economy, despite its 20 year stagnation, although the rebound seems faster than at first thought, due to the positive effects of heavy renewal investment. Finally, and what probably triggered the stock market fears, was the need to initiate the inevitable withdrawal of the massive fiscal stimulus, which was needed to stabilise the world economy post-Lehman and which may have amounted in total to about $12 trillion or 20% of worldwide GNP. Going cold turkey and weaning the economy off the stimulus drug is clearly painful and will take some time. The nearest historical parallel to the latest recession, which started with the sub-prime and insurance monoline crisis in August 2008 seems to be the Great Crash of 1929, which took at least ten years to recover from - a long hard slog.

So in summary, so far so good in 2011, with forecasts in reasonable heart, but there are storm clouds and we still have to see how the latest stock market crisis affects consumer and client thinking and actions. Although there could be changes in the pattern of behaviour after the Western summer holidays in August and after Labour Day in the United States, given the fact that most client budgets and plans are calendar year, any impact may not be felt until 2012. And in 2012 we will have the maxi-quadrennial positive impact of the London Olympics and Paralympics, the Eastern European-based UEFA European Football Championships and, most importantly, the United States Presidential elections (where political spending alone may reach $4 billion), all of which usually add at least 1-2% to worldwide demand for advertising and marketing services. The “LUV” or “LuVVy” shaped recovery remains battered but intact, particularly with the world moving at different speeds both geographically and functionally, but there is need to exercise significant caution.

For the remainder of 2011, the focus will continue to be on ensuring that our operating companies balance revenue, gross margin and headcount growth, while at the same time capitalising on the various client and market opportunities that continue to arise and investing in both existing and new talent, where necessary. Given recent events our operating companies will be even more cautious about hiring additional staff in the balance of this year.

Plans, budgets for 2012 and forecasts will, therefore, be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Margins have recovered in almost all important parts of the business and overall are approaching pre-Lehman pro-forma levels of 14.3%, the attainment of which would be a considerable achievement. In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (incentives, freelancers and consultants) have returned to historical highs of around 7% of revenues and continue to position the Group well, if current concerns result in client budget cuts.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, corporate social responsibility, government, new technologies, new markets, retailing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. Increasing co-operation, although

WPP/page 11

more difficult to achieve in a multi-branded company, which has grown by acquisition, than in an organically grown uni-branded one, remains a priority.

As economic progress, particularly in the West continues to be, and is likely to remain a “slog”, the Group continues to concentrate on its long-term targets and strategic objectives of improving operating profits by 10-15%; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.3-0.6 margin points per annum or more depending on revenue growth; converting 25-33% of incremental revenue to profit; growing revenue faster than industry averages and encouraging co-operation among Group companies.

As clients face an increasingly undifferentiated market place, particularly in mature markets, the Group is competitively well positioned to offer them the creativity they desire, along with the ability to deliver the most effective co-ordinated communications in the most efficient manner. The Group’s performance this year at the Cannes Advertising Festival, the industry’s most prestigious event, was particularly pleasing – winning the Lion for the leading group in the world with the most creative awards.

Even as economic stress levels increase and intensify, the Group’s strategic focus on new markets, new media and consumer insight, along with the application of technology and data analytics will become even more important. Clients will be increasingly looking for growth, advice and resources in the BRICS, CIVETS and Next 11, in digital communications and in understanding consumer motivations and changing media consumption habits. Your Group is ideally placed to deliver.

For further information:

Sir Martin Sorrell	}
Paul Richardson	}	+44 20 7408 2204
Feona McEwan	}

Fran Butera		+1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1	WPP/page 12

WPP PLC

Interim results for the six months ended 30 June 2011

Unaudited condensed consolidated interim income statement

for the six months ended 30 June 2011

	Notes	Six months ended 30 June 2011	Six months ended 30 June 2010		Constant Currency[1]	Year ended 31 December 2010

		£m	£m	+/(-)%	+/(-)%	£m

Billings		21,392.0	20,333.1	5.2	7.1	42,683.6

Revenue	6	4,713.0	4,440.9	6.1	8.1	9,331.0

Direct costs		(360.2)	(361.0)	0.2	(0.7)	(770.5)

Gross profit		4,352.8	4,079.9	6.7	8.8	8,560.5

Operating costs	4	(3,921.6)	(3,739.7)	(4.9)	(6.9)	(7,587.5)

Operating profit		431.2	340.2	26.7	30.0	973.0

Share of results of associates	4	24.5	22.3	9.9	8.8	55.2

Profit before interest and taxation		455.7	362.5	25.7	28.7	1,028.2

Finance income	5	44.9	39.3	14.2	20.7	81.7

Finance costs	5	(145.8)	(138.4)	(5.3)	(7.8)	(276.8)

Revaluation of financial instruments	5	(20.5)	(19.5)	(5.1)	(5.1)	18.2

Profit before taxation		334.3	243.9	37.1	41.7	851.3

Taxation	7	(71.5)	(61.3)	(16.6)	(17.4)	(190.3)

Profit for the period		262.8	182.6	43.9	50.2	661.0

Attributable to:

Equity holders of the parent		230.7	150.8	53.0	60.5	586.0

Non-controlling interests		32.1	31.8	(0.9)	(3.8)	75.0

		262.8	182.6	43.9	50.2	661.0

Headline PBIT	6,19	517.9	455.3	13.7	15.9	1,228.7

Headline PBIT margin	6,19	11.0%	10.3%			13.2%

Headline PBT	19	417.0	356.2	17.1	19.6	1,033.6

Earnings per share[2]

Basic earnings per ordinary share	9	18.5p	12.3p	50.4	57.8	47.5	p

Diluted earnings per ordinary share	9	18.1p	12.0p	50.8	58.4	45.9	p

[1]	The basis for calculating the constant currency percentage change shown above is described in the glossary attached to the appendices.
[2]	The calculations of the Group’s earnings per share and headline earnings per share are set out in note 9.

WPP/page 13

WPP PLC

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2011

	Six months ended 30 June 2011 £m	Six months ended 30 June 2010 £m	Year ended 31 December 2010 £m
Profit for the period	262.8	182.6	661.0
Exchange adjustments on foreign currency net investments	57.8	113.5	156.3
Loss on revaluation of available for sale investments	(0.5)	(17.3)	(59.8)
Actuarial loss on defined benefit pension plans	-	-	(0.4)
Deferred tax credit on defined benefit pension plans	-	-	0.2
Other comprehensive income relating to the period	57.3	96.2	96.3
Total comprehensive income relating to the period	320.1	278.8	757.3

Attributable to:
Equity holders of the parent	290.5	239.7	672.6
Non-controlling interests	29.6	39.1	84.7
	320.1	278.8	757.3

WPP/page 14

WPP PLC

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2011

	Notes	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010

		£m	£m	£m

Net cash (outflow)/inflow from operating activities	10	(490.0)	(159.7)	1,361.2

Investing activities

Acquisitions and disposals	10	(181.8)	(77.5)	(200.1)

Purchases of property, plant and equipment		(92.9)	(79.9)	(190.5)
Purchases of other intangible assets (including capitalised computer software)		(13.7)	(9.9)	(27.0)

Proceeds on disposal of property, plant and equipment		7.3	1.5	7.6

Net cash outflow from investing activities		(281.1)	(165.8)	(410.0)

Financing activities

Share option proceeds		23.5	9.3	42.7

Cash consideration for non-controlling interests	10	(46.9)	(12.4)	(15.1)

Share repurchases and buybacks	10	(98.5)	(28.6)	(46.4)

Net increase in borrowings	10	291.0	432.0	19.8

Financing and share issue costs		(1.0)	(1.1)	(3.5)

Equity dividends paid		-	(126.6)	(200.4)
Dividends paid to non-controlling interests in subsidiary undertakings		(28.7)	(33.3)	(66.7)

Net cash inflow/(outflow) from financing activities		139.4	239.3	(269.6)

Net decrease in cash and cash equivalents		(631.7)	(86.2)	681.6

Translation differences		9.1	92.2	82.2

Cash and cash equivalents at beginning of period		1,709.8	946.0	946.0

Cash and cash equivalents at end of period	10	1,087.2	952.0	1,709.8

Reconciliation of net cash flow to movement in net debt:

Net decrease in cash and cash equivalents		(631.7)	(86.2)	681.6

Cash inflow from increase in debt financing		(290.0)	(430.9)	(16.3)

Debt acquired		(17.5)	-	-

Other movements		(0.1)	(22.8)	(17.7)

Translation difference		(51.4)	151.5	104.4

Movement of net debt in the period		(990.7)	(388.4)	752.0

Net debt at beginning of period		(1,888.4)	(2,640.4)	(2,640.4)

Net debt at end of period	11	(2,879.1)	(3,028.8)	(1,888.4)

WPP/page 15

WPP PLC

Unaudited condensed consolidated interim balance sheet

as at 30 June 2011

	Notes	30 June 2011	30 June 2010	31 December 2010
		£m	£m	£m
Non-current assets
Intangible assets:
Goodwill	12	9,338.5	8,940.7	9,106.3
Other	13	1,915.1	1,950.5	1,904.5
Property, plant and equipment		707.4	691.1	708.4
Interests in associates		775.3	763.9	792.1
Other investments		199.5	262.6	173.7
Deferred tax assets		79.8	67.5	79.1
Trade and other receivables	14	333.6	295.8	323.5
		13,349.2	12,972.1	13,087.6
Current assets
Inventory and work in progress		483.0	435.4	366.0
Corporate income tax recoverable		83.3	74.1	82.9
Trade and other receivables	14	8,908.2	8,210.3	8,843.4
Cash and short-term deposits		1,768.8	1,103.6	1,965.2
		11,243.3	9,823.4	11,257.5
Current liabilities
Trade and other payables	15	(10,883.0)	(10,178.9)	(11,703.6)
Corporate income tax payable		(75.8)	(66.4)	(115.8)
Bank overdrafts and loans		(690.6)	(151.6)	(255.4)
		(11,649.4)	(10,396.9)	(12,074.8)
Net current liabilities		(406.1)	(573.5)	(817.3)
Total assets less current liabilities		12,943.1	12,398.6	12,270.3

Non-current liabilities
Bonds and bank loans		(3,957.3)	(3,980.8)	(3,598.2)
Trade and other payables	16	(442.6)	(487.8)	(388.6)
Corporate income tax payable		(508.9)	(497.9)	(481.8)
Deferred tax liabilities		(730.9)	(791.1)	(750.7)
Provision for post-employment benefits		(241.5)	(258.1)	(241.5)
Provisions for liabilities and charges		(152.9)	(171.2)	(161.6)
		(6,034.1)	(6,186.9)	(5,622.4)
Net assets		6,909.0	6,211.7	6,647.9

Equity
Called-up share capital		126.6	125.8	126.4
Share premium account		77.5	21.7	54.5
Shares to be issued		2.9	3.9	3.1
Other reserves		(3,909.2)	(3,949.0)	(3,954.0)
Own shares		(161.1)	(145.5)	(144.8)
Retained earnings		10,557.6	9,965.3	10,361.4
Equity share owners’ funds		6,694.3	6,022.2	6,446.6
Non-controlling interests		214.7	189.5	201.3
Total equity		6,909.0	6,211.7	6,647.9

WPP/page 16

WPP PLC

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2011

	Ordinary share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Balance at 1 January 2010	125.6	12.6	5.5	(4,044.9)	(154.0)	9,949.2	5,894.0	181.7	6,075.7

Ordinary shares issued	0.2	9.1	(1.6)	0.6	-	0.8	9.1	-	9.1
Exchange adjustments on foreign currency net investments	-	-	-	106.2	-	-	106.2	7.3	113.5

Net profit for the period	-	-	-	-	-	150.8	150.8	31.8	182.6

Dividends paid	-	-	-	-	-	(126.6)	(126.6)	(33.3)	(159.9)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	34.7	34.7	-	34.7

Treasury share allocations	-	-	-	-	1.0	(1.0)	-	-	-
Net movement in own shares held by ESOP Trusts	-	-	-	-	7.5	(36.1)	(28.6)	-	(28.6)
Loss on revaluation of available for sale investments	-	-	-	(17.3)	-	-	(17.3)	-	(17.3)
Recognition/remeasurement of financial instruments	-	-	-	6.4	-	1.8	8.2	-	8.2

Acquisition of subsidiaries[1]	-	-	-	-	-	(8.3)	(8.3)	2.0	(6.3)
Balance at 30 June 2010	125.8	21.7	3.9	(3,949.0)	(145.5)	9,965.3	6,022.2	189.5	6,211.7

Ordinary shares issued	0.6	32.8	(0.8)	0.6	-	0.1	33.3	-	33.3
Exchange adjustments on foreign currency net investments	-	-	-	40.4	-	-	40.4	2.4	42.8

Net profit for the period	-	-	-	-	-	435.2	435.2	43.2	478.4

Dividends paid	-	-	-	-	-	(73.8)	(73.8)	(33.4)	(107.2)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	35.7	35.7	-	35.7
Tax adjustment on share-based payments	-	-	-	-	-	21.1	21.1	-	21.1
Net movement in own shares held by ESOP Trusts	-	-	-	-	0.7	(18.5)	(17.8)	-	(17.8)
Actuarial loss on defined benefit plans	-	-	-	-	-	(0.4)	(0.4)	-	(0.4)
Deferred tax on defined benefit pension plans	-	-	-	-	-	0.2	0.2	-	0.2
Loss on revaluation of available for sale investments	-	-	-	(42.5)	-	-	(42.5)	-	(42.5)
Recognition/remeasurement of financial instruments	-	-	-	(3.5)	-	(0.9)	(4.4)	-	(4.4)

Acquisition of subsidiaries[1]	-	-	-	-	-	(2.6)	(2.6)	(0.4)	(3.0)
Balance at 31 December 2010	126.4	54.5	3.1	(3,954.0)	(144.8)	10,361.4	6,446.6	201.3	6,647.9

Ordinary shares issued	0.4	23.0	(0.2)	0.2	-	-	23.4	-	23.4

Share cancellations	(0.2)	-	-	0.2	-	(15.5)	(15.5)	-	(15.5)

Treasury share additions	-	-	-	-	(19.2)	-	(19.2)	-	(19.2)

Treasury share allocations	-	-	-	-	0.8	(0.8)	-	-	-
Exchange adjustments on foreign currency net investments	-	-	-	60.3	-	-	60.3	(2.5)	57.8

Net profit for the period	-	-	-	-	-	230.7	230.7	32.1	262.8

Dividends paid	-	-	-	-	-	-	-	(28.7)	(28.7)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	38.2	38.2	-	38.2
Net movement in own shares held by ESOP Trusts	-	-	-	-	2.1	(65.9)	(63.8)	-	(63.8)
Loss on revaluation of available for sale investments	-	-	-	(0.5)	-	-	(0.5)	-	(0.5)
Recognition/remeasurement of financial instruments	-	-	-	(15.4)	-	32.9	17.5	-	17.5

Acquisition of subsidiaries[1]	-	-	-	-	-	(23.4)	(23.4)	12.5	(10.9)
Balance at 30 June 2011	126.6	77.5	2.9	(3,909.2)	(161.1)	10,557.6	6,694.3	214.7	6,909.0

[1]

Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Total comprehensive income relating to the period ended 30 June 2011 was £320.1 million (period ended 30 June 2010: £278.8 million; year ended 31 December 2010: £757.3 million).

WPP/page 17

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21)

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB), IAS 34 Interim Financial Reporting and with the accounting policies of the Group which were set out on pages 149 to 155 of the 2010 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the period to 30 June 2011.

Statutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2011 and 30 June 2010 do not constitute statutory accounts. The financial information for the year ended 31 December 2010 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2010 have been delivered to the Jersey Registrar of Companies and received an unqualified auditors’ report. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 37.

The announcement of the interim results was approved by the board of directors on 24 August 2011.

3.	Currency conversion

The reporting currency of the Group is the pound sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis.

The 2011 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.6158 to the pound (period ended 30 June 2010: US$1.5257; year ended 31 December 2010: US$1.5461) and €1.1525 to the pound (period ended 30 June 2010: €1.1505; year ended 31 December 2010: €1.1664). The unaudited condensed consolidated interim balance sheet as at 30 June 2011 has been prepared using the exchange rates on that day of US$1.6067 to the pound (30 June 2010: US$1.4963; 31 December 2010: US$1.5591) and €1.1071 to the pound (30 June 2010: €1.2206; 31 December 2010: €1.1665).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited condensed consolidated interim income statement, is described in the glossary attached to the appendices.

WPP/page 18

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

4.	Operating costs and share of results of associates

Operating costs include:

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010

	£m	£m	£m

Total staff costs	2,860.0	2,684.1	5,438.7

Establishment costs	330.4	331.1	659.2

Other operating costs	731.2	724.5	1,489.6

Total operating costs	3,921.6	3,739.7	7,587.5

Other operating costs include:

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010

	£m	£m	£m

Amortisation and impairment of acquired intangible assets	83.3	87.0	170.5

Goodwill impairment	-	10.0	10.0

Losses/(gains) on disposal of investments	2.7	0.7	(4.1)

Gains on re-measurement of equity interest on acquisition of controlling interest	(25.4)	(7.5)	(13.7)

Investment write-downs	0.9	2.2	37.5

There was no goodwill impairment charge for the six months ended 30 June 2011 (30 June 2010: £10.0 million). The directors will reassess the need for any impairment write-downs at year end.

Share of results of associates include:

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010

	£m	£m	£m

Share of profit before interest and taxation	40.4	38.7	86.0

Share of exceptional losses	(0.7)	(0.4)	(0.3)

Share of interest and non-controlling interests	(1.7)	(1.3)	(2.7)

Share of taxation	(13.5)	(14.7)	(27.8)

	24.5	22.3	55.2

WPP/page 19

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

5.	Finance income and finance costs

Finance income includes:

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Expected return on pension plan assets	16.5	15.5	30.6
Income from available for sale investments	0.2	5.7	9.3
Interest income	28.2	18.1	41.8
	44.9	39.3	81.7
Finance costs include:
	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Interest on pension plan liabilities	22.1	23.0	45.9
Interest on other long-term employee benefits	0.7	0.7	1.9
Interest payable and similar charges	123.0	114.7	229.0
	145.8	138.4	276.8
Revaluation of financial instruments include:
	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Movements in fair value of treasury instruments	(5.3)	0.3	21.8
Revaluations of put options over non-controlling interests	(15.2)	(19.8)	(3.6)
	(20.5)	(19.5)	18.2

WPP/page 20

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Revenue
Advertising and Media Investment Management	1,927.1	1,746.2	3,733.3
Consumer Insight	1,177.3	1,162.5	2,430.2
Public Relations & Public Affairs	429.4	417.0	844.5
Branding & Identity, Healthcare and Specialist Communications	1,179.2	1,115.2	2,323.0
	4,713.0	4,440.9	9,331.0

Headline PBIT[1]
Advertising and Media Investment Management	236.1	205.6	573.0
Consumer Insight	88.7	83.7	234.8
Public Relations & Public Affairs	66.7	61.6	133.1
Branding & Identity, Healthcare and Specialist Communications	126.4	104.4	287.8
	517.9	455.3	1,228.7

Headline PBIT margin	%	%	%
Advertising and Media Investment Management	12.3	11.8	15.3
Consumer Insight	7.5	7.2	9.7
Public Relations & Public Affairs	15.5	14.8	15.8
Branding & Identity, Healthcare and Specialist Communications	10.7	9.4	12.4
	11.0	10.3	13.2

Total assets
Advertising and Media Investment Management	12,092.6	11,098.4	11,795.7
Consumer Insight	3,753.3	3,814.1	3,691.2
Public Relations & Public Affairs	1,728.6	1,711.6	1,699.6
Branding & Identity, Healthcare and Specialist Communications	5,086.1	4,926.2	5,031.4
Segment assets	22,660.6	21,550.3	22,217.9
Unallocated corporate assets[2]	1,931.9	1,245.2	2,127.2
	24,592.5	22,795.5	24,345.1

[1]	Headline PBIT is defined in note 19.
[2]	Unallocated corporate assets are corporate income tax recoverable, deferred tax assets and cash and short-term deposits.

WPP/page 21

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Revenue
United Kingdom	560.2	523.1	1,087.6
North America[2]	1,645.4	1,608.4	3,299.8
Western Continental Europe[3]	1,174.9	1,120.9	2,325.3
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,332.5	1,188.5	2,618.3
	4,713.0	4,440.9	9,331.0

Headline PBIT[1]
United Kingdom	73.5	57.7	147.9
North America[2]	209.2	195.7	484.6
Western Continental Europe[3]	94.2	85.1	221.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	141.0	116.8	374.6
	517.9	455.3	1,228.7

Headline PBIT margin	%	%	%
United Kingdom	13.1	11.0	13.6
North America[2]	12.7	12.2	14.7
Western Continental Europe[3]	8.0	7.6	9.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	10.6	9.8	14.3
	11.0	10.3	13.2

[1]	Headline PBIT is defined in note 19.
[2]

North America includes the US with revenue of £1,530.3 million (period ended 30 June 2010: £1,511.0 million; year ended 31 December 2010: £3,097.9 million) and headline PBIT of £194.3 million (period ended 30 June 2010: £181.9 million; year ended 31 December 20010: £448.7 million).

[3]

Western Continental Europe includes Ireland with revenue of £19.7 million (period ended 30 June 2010: £18.2 million; year ended 31 December 2010: £37.4 million) and headline PBIT of £0.6 million (period ended 30 June 2010: £0.5 million; year ended 31 December 2010: £2.0 million).

WPP/page 22

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

7.	Taxation

The Group tax rate on headline PBT1, excluding the impact of the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items was 22.0% (30 June 2010: 23.9% and 31 December 2010: 22.0%). The Group tax rate on reported PBT was 21.4% (30 June 2010: 25.1% and 31 December 2010: 22.4%).

The tax charge comprises:

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Current tax
Current year	96.8	88.3	276.2
Prior years	(4.3)	(2.5)	(1.0)
Total current tax	92.5	85.8	275.2
Deferred tax
Credit for the year	(0.6)	(0.6)	(47.4)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(20.4)	(23.9)	(37.5)
Total deferred tax	(21.0)	(24.5)	(84.9)

Tax charge	71.5	61.3	190.3

[1]	Headline PBT is defined in note 19.

8.	Ordinary dividends

The Board has recommended a first interim dividend of 7.46p (2010: 5.97p) per ordinary share. This is expected to be paid on 14 November 2011 to share owners on the register at 14 October 2011.

The Board recommended a second interim dividend of 11.82p per ordinary share in respect of 2010. This was paid on 4 July 2011.

Following share owner approval at the Company’s General Meeting, the Board has put in place a Scrip Dividend Scheme which enables share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends, this scheme commenced with the second interim dividend for 2010.

The Company continues to operate the Dividend Access Plan which allows share owners who have elected (or, by virtue of holding 100,000 or fewer shares, are deemed to have elected) to participate in the plan to receive cash dividends from a UK source without being subject to any Irish or UK withholding taxes.

The Scrip Dividend Scheme Circular and the rules of the Company’s Dividend Access Plan are available to view on the Company’s website www.wpp.com.

WPP/page 23

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

9.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	Six months ended 30 June 2011		Six months ended 30 June 2010		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2010
Reported earnings[1] (£m)	230.7		150.8				586.0
Headline earnings (£m) (note 19)	293.0		239.2				730.8
Average shares used in basic EPS calculation (m)	1,244.2		1,222.9				1,233.1
Reported EPS	18.5	p	12.3	p	50.4	57.8	47.5	p
Headline EPS	23.5	p	19.6	p	19.9	23.8	59.3	p

[1]	Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted reported and headline EPS is set out below:

	Six months ended 30 June 2011		Six months ended 30 June 2010		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2010
Diluted reported earnings (£m)	243.6		150.8				614.3
Diluted headline earnings (£m)	305.9		239.2				759.0
Shares used in diluted EPS calculation (m)	1,344.0		1,254.1				1,339.0
Diluted reported EPS	18.1	p	12.0	p	50.8	58.4	45.9	p
Diluted headline EPS	22.8	p	19.1	p	19.4	22.8	56.7	p

Diluted EPS has been calculated based on the reported and headline earnings amounts above. For the six months ended 30 June 2011, the £450 million convertible bonds were dilutive and earnings were consequently increased by £12.9 million for the purpose of the calculation of diluted earnings. For the six months ended 30 June 2010, these convertible bonds were accretive to earnings and therefore excluded from the calculation of diluted earnings.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	m	m	m
Average shares used in basic EPS calculation	1,244.2	1,222.9	1,233.1
Dilutive share options outstanding	6.4	6.8	6.7
Other potentially issuable shares	16.9	24.4	22.7
£450 million 5.75% convertible bonds	76.5	-	76.5
Shares used in diluted EPS calculation	1,344.0	1,254.1	1,339.0

At 30 June 2011 there were 1,266,516,940 ordinary shares in issue.

WPP/page 24

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 14:

Net cash (outflow)/inflow from operating activities:

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Profit for the period	262.8	182.6	661.0
Taxation	71.5	61.3	190.3
Revaluation of financial instruments	20.5	19.5	(18.2)
Finance costs	145.8	138.4	276.8
Finance income	(44.9)	(39.3)	(81.7)
Share of results of associates	(24.5)	(22.3)	(55.2)
Operating profit	431.2	340.2	973.0
Adjustments for:
Non-cash share-based incentive plans (including share options)	38.2	34.7	70.4
Depreciation of property, plant and equipment	89.1	93.0	184.9
Goodwill impairment	-	10.0	10.0
Amortisation and impairment of acquired intangible assets	83.3	87.0	170.5
Amortisation of other intangible assets	12.5	12.5	25.4
Investment write-downs	0.9	2.2	37.5
Losses/(gains) on disposal of investments	2.7	0.7	(4.1)
Gains on re-measurement of equity interest on acquisition of controlling interest	(25.4)	(7.5)	(13.7)
(Gains)/losses on sale of property, plant and equipment	(1.0)	0.3	0.7
Operating cash flow before movements in working capital and provisions	631.5	573.1	1,454.6
Movements in working capital and provisions[1]	(911.8)	(555.7)	225.5
Cash generated by operations	(280.3)	17.4	1,680.1
Corporation and overseas tax paid	(126.5)	(95.7)	(207.4)
Interest and similar charges paid	(132.2)	(134.1)	(219.7)
Interest received	24.9	27.1	50.7
Investment income	0.2	1.0	4.2
Dividends from associates	23.9	24.6	53.3
	(490.0)	(159.7)	1,361.2

[1]

The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients. Movements in working capital and provisions also include the effect of cash incentive payments paid in the period, but accrued in the prior year. An incremental outflow of £130.0 million occurred in the first half of 2011 compared with the first half of 2010.

WPP/page 25

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

10.	Analysis of cash flows (continued)

Acquisitions and disposals:

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Initial cash consideration	(163.7)	(5.3)	(138.6)
Cash and cash equivalents acquired (net)	64.5	0.4	57.0
Earnout payments	(53.0)	(71.2)	(113.3)
Loan note redemptions	(0.8)	(4.0)	(5.1)
Purchase of other investments (including associates)	(31.4)	(11.4)	(23.8)
Proceeds on disposal of investments	2.6	14.0	23.7
Acquisitions and disposals	(181.8)	(77.5)	(200.1)
Cash consideration for non-controlling interests	(46.9)	(12.4)	(15.1)
Net acquisition payments and investments	(228.7)	(89.9)	(215.2)
Share repurchases and buybacks:
	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Purchase of own shares by ESOP trust	(63.8)	(28.6)	(46.4)
Share cancellations	(15.5)	-	-
Shares purchased into treasury	(19.2)	-	-
	(98.5)	(28.6)	(46.4)
Net increase in borrowings:
	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Increase in drawings on bank loans	300.0	432.0	19.8
Repayment of debt acquired	(9.0)	-	-
	291.0	432.0	19.8
Cash and cash equivalents:
	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Cash at bank and in hand	1,679.5	1,005.8	1,877.1
Short-term bank deposits	89.3	97.8	88.1
Overdrafts[1]	(681.6)	(151.6)	(255.4)
	1,087.2	952.0	1,709.8

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

WPP/page 26

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

11.	Net debt

	30 June 2011	30 June 2010	31 December 2010
	£m	£m	£m
Cash and short-term deposits	1,768.8	1,103.6	1,965.2
Bank overdrafts and loans due within one year	(690.6)	(151.6)	(255.4)
Bonds and bank loans due after one year	(3,957.3)	(3,980.8)	(3,598.2)
Net debt	(2,879.1)	(3,028.8)	(1,888.4)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £232.2 million (30 June 2010: £243.2 million) in the period. This movement includes both additional goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings decreased by £14.2 million (30 June 2010: increased by £14.6 million) in the period.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled £233.0 million (period ended 30 June 2010: £232.6 million; year ended 31 December 2010: £275.3 million). Earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates.

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2011 and the date the interim financial statements have been approved.

13.	Other intangible assets

	30 June 2011	30 June 2010	31 December 2010
	£m	£m	£m
Brands with an indefinite useful life	1,049.2	1,056.1	1,053.7
Acquired intangibles	787.6	833.7	781.7
Other (including capitalised computer software)	78.3	60.7	69.1
	1,915.1	1,950.5	1,904.5

WPP/page 27

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

14.	Trade and other receivables

Amounts falling due within one year:

	30 June 2011	30 June 2010	31 December 2010
	£m	£m	£m
Trade receivables	6,015.3	5,553.2	6,280.6
VAT and sales taxes recoverable	84.3	76.9	72.1
Prepayments and accrued income	2,007.3	1,833.6	1,620.5
Other debtors	801.3	746.6	870.2
	8,908.2	8,210.3	8,843.4
Amounts falling due after more than one year:
	30 June 2011	30 June 2010	31 December 2010
	£m	£m	£m
Prepayments and accrued income	2.8	5.2	5.6
Other debtors	134.8	102.8	123.2
Fair value of derivatives	196.0	187.8	194.7
	333.6	295.8	323.5

WPP/page 28

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

15.	Trade and other payables: amounts falling due within one year

	30 June 2011	30 June 2010	31 December 2010
	£m	£m	£m
Trade payables	7,115.2	6,696.3	7,701.1
Deferred income	1,036.6	919.4	1,075.9
Payments due to vendors	170.2	123.1	207.4
Liabilities in respect of put option agreements with vendors	80.0	134.5	136.9
Other creditors and accruals	2,481.0	2,305.6	2,582.3
	10,883.0	10,178.9	11,703.6
16. Trade and other payables: amounts falling due after more than one year
	30 June 2011	30 June 2010	31 December 2010
	£m	£m	£m
Payments due to vendors	62.8	109.5	67.9
Liabilities in respect of put option agreements with vendors	92.9	42.4	34.1
Fair value of derivatives	104.6	174.5	129.4
Other creditors and accruals	182.3	161.4	157.2
	442.6	487.8	388.6
The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout related obligations:
	30 June 2011	30 June 2010	31 December 2010
	£m	£m	£m
Within one year	170.2	123.1	207.4
Between 1 and 2 years	31.5	82.5	39.6
Between 2 and 3 years	15.8	17.9	12.1
Between 3 and 4 years	6.1	4.8	4.3
Between 4 and 5 years	8.9	1.8	4.1
Over 5 years	0.5	2.5	7.8
	233.0	232.6	275.3

The Group does not consider there to be any material contingent liabilities as at 30 June 2011.

WPP/page 29

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

17.	Issued share capital - movement in the period

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
Number of equity ordinary shares	m	m	m

At the beginning of the period	1,264.4	1,256.5	1,256.5
Exercise of share options	4.2	1.7	7.9
Share cancellations	(2.1)	-	-
At the end of the period	1,266.5	1,258.2	1,264.4

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the periods presented.

WPP/page 30

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to

headline PBIT for the six months ended 30 June 2011

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Profit before interest and taxation	455.7	362.5	1,028.2
Losses/(gains) on disposal of investments	2.7	0.7	(4.1)
Gains on re-measurement of equity interest on acquisition of controlling interest	(25.4)	(7.5)	(13.7)
Goodwill impairment	-	10.0	10.0
Amortisation and impairment of acquired intangible assets	83.3	87.0	170.5
Share of exceptional losses of associates	0.7	0.4	0.3
Investment write-downs	0.9	2.2	37.5
Headline PBIT / Headline operating profit	517.9	455.3	1,228.7

Finance income	44.9	39.3	81.7
Finance costs	(145.8)	(138.4)	(276.8)
	(100.9)	(99.1)	(195.1)

Interest cover on headline PBIT	5.1 times	4.6 times	6.3 times

Calculation of headline EBITDA

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Headline PBIT (as above)	517.9	455.3	1,228.7
Depreciation of property, plant and equipment	89.1	93.0	184.9
Amortisation of other intangible assets	12.5	12.5	25.4
Headline EBITDA	619.5	560.8	1,439.0

WPP/page 31

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to headline PBT

and headline earnings for the six months ended 30 June 2011

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Profit before taxation	334.3	243.9	851.3

Losses/(gains) on disposal of investments	2.7	0.7	(4.1)
Gains on re-measurement of equity interest on acquisition of controlling interest	(25.4)	(7.5)	(13.7)
Goodwill impairment	-	10.0	10.0
Investment write-downs	0.9	2.2	37.5
Amortisation and impairment of acquired intangible assets	83.3	87.0	170.5
Share of exceptional losses of associates	0.7	0.4	0.3
Revaluation of financial instruments	20.5	19.5	(18.2)
Headline PBT	417.0	356.2	1,033.6

Taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items)	(91.9)	(85.2)	(227.8)
Non-controlling interests	(32.1)	(31.8)	(75.0)

Headline earnings	293.0	239.2	730.8

Ordinary dividends[1]	94.5	73.8	200.4

Dividend cover on headline earnings	3.1 times	3.2 times	3.6 times

[1]

For the six months ended 30 June 2011, ordinary dividends represent an estimate of the 2011 first interim dividend expected to be paid to share owners in November 2011, based on the number of shares in issue at 30 June 2011. The corresponding figure for the six months ended 30 June 2010 represents the 2010 first interim dividend paid in November 2010.

Headline PBIT margins before and after share of results of associates

	Margin (%)	Six months ended 30 June 2011	Margin (%)	Six months ended 30 June 2010
		£m		£m
Revenue		4,713.0		4,440.9
Headline PBIT	11.0	517.9	10.3	455.3
Share of results of associates (excluding exceptional losses)		25.2		22.7
Headline PBIT excluding share of results of associates	10.5	492.7	9.7	432.6

WPP/page 32

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of free cash flow for the six months ended 30 June 2011

	Six months ended 30 June 2011	Six months ended 30 June 2010	Year ended 31 December 2010
	£m	£m	£m
Cash generated by operations	(280.3)	17.4	1,680.1
Plus:
Interest received	24.9	27.1	50.7
Investment income	0.2	1.0	4.2
Dividends from associates	23.9	24.6	53.3
Share option proceeds	23.5	9.3	42.7
Movements in working capital and provisions	911.8	555.7	(225.5)
Proceeds on disposals of property, plant and equipment	7.3	1.5	7.6
Less:
Interest and similar charges paid	(132.2)	(134.1)	(219.7)
Purchases of property, plant and equipment	(92.9)	(79.9)	(190.5)
Purchases of other intangible assets (including capitalised computer software)	(13.7)	(9.9)	(27.0)
Corporation and overseas tax paid	(126.5)	(95.7)	(207.4)
Dividends paid to non-controlling interest in subsidiary undertakings	(28.7)	(33.3)	(66.7)
Free cash flow	317.3	283.7	901.8

WPP/page 33

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

20.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 30 June 2011, the Group had access to £4.7 billion of committed funding with maturity dates spread over the years 2011 to 2020 as illustrated below.

	Maturity by year

		2011	2012	2013	2014	2015	2016	2017+
	£m	£m	£m	£m	£m	£m	£m	£m
£ bonds £200m (6.375% ’20)	200.0							200.0
£ bonds £400m (6.0% ’17)	400.0							400.0
Eurobonds €750m (6.625% ’16)	677.4						677.4
Eurobonds €500m (5.25% ’15)	451.6					451.6
£450m convertible bonds (5.75% '14)	450.0				450.0
US bond $650m (5.875% ’14)	404.6				404.6
US bond $600m (8.0% ’14)	373.4				373.4
Eurobonds €600m (4.375% ’13)	542.0			542.0
Bank revolver $1,600m	995.8		995.8
TNS acquisition revolver £200m*	200.0	200.0
TNS private placements $55m	34.2		18.7		15.5

Total committed facilities available	4,729.0	200.0	1,014.5	542.0	1,243.5	451.6	677.4	600.0
Drawn down facilities at 30 June 2011	3,914.3	-	399.8	542.0	1,243.5	451.6	677.4	600.0
Undrawn committed credit facilities	814.7

Drawn down facilities at 30 June 2011	3,914.3
Net cash at 30 June 2011	(1,087.2)
Other adjustments	52.0
Net debt at 30 June 2011	2,879.1

*Facility terminated on 9 July 2011

The Group’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing the financial market risks, in particular interest rate and foreign exchange exposures.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2010 Annual Report and Accounts and in the opinion of the Board remain relevant for the remaining six months of the year.

WPP/page 34

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

21.	Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the second half of 2011 and determined that these are unchanged from those presented in the Group’s published Annual Report and Accounts and Form 20-F for the year ended 31 December 2010. The Annual Report and Accounts and Form 20-F are published in the Investor Relations section of the Group website (www.wpp.com) and are available from the Group on request.

WPP plc has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. These are presented on pages 118 to 122 of the published 2010 Annual Report and Accounts. Pages 5 and 6 of the Group’s Form 20-F for the year ended 31 December 2010 contain a detailed explanation of the risk factors identified by the Group and these are summarised below:

Clients

The Group competes for clients in a highly competitive industry and client loss may reduce market share and decrease profits.

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could adversely impact the Group’s prospects, business, financial condition and results of operations.

Corporate Responsibility

The social and environmental impact of our work for clients.

Damage to WPP’s reputation from undertaking controversial client work.

Marketing ethics, compliance with marketing standards, and increasing transparency about our marketing practices.

Compliance with privacy and data protection regulations.

Employment, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety.

Climate change, including the emissions from energy used in our offices and during business travel.

Economic

The Group’s businesses are subject to economic and political cycles. Many of the economies in which the Group operates have significant economic challenges.

Financial

Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.

Changes to the Group’s debt issue ratings by the rating agencies Moody’s Investor Services and Standard and Poor’s Rating Service may affect the Group’s access to debt capital.

The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

WPP/page 35

WPP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 21) (continued)

21.	Principal risks and uncertainties (continued)

Mergers & Acquisitions

The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.

Goodwill and other acquired intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

Operational

The Group operates in 107 countries and is exposed to the risks of doing business internationally.

People

The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.

Regulatory/Legal

The Group may be subject to regulations affecting its activities.

The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective.

The Group operates in 107 countries and is subject to increased anti-corruption legislation and enforcement not only in the US and UK.

Civil liabilities or judgments against the Company or its directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in England and Wales or in Jersey.

WPP/page 36

WPP PLC

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

a.	the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;

b.

the interim management report and note 21 includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c.	the interim management report and note 18 includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

Signed on behalf of the Board on 24 August 2011.

P W G Richardson

Group finance director

WPP/page 37

Independent review report to WPP plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011 which comprises the condensed consolidated interim income statement, statement of comprehensive income, cash flow statement, balance sheet, statement of changes in equity and related notes 1 to 20. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditor

London, UK

24 August 2011

Appendix 2	WPP/page 38

WPP PLC

Interim results for the six months ended 30 June 2011

in reportable US Dollars1

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2011

	Six months ended 30 June 2011	Six months ended 30 June 2010		Year ended 31 December 2010
	$m	$m	+/(-)%	$m
Billings	34,599.1	30,904.4	12.0	65,961.2

Revenue	7,621.7	6,756.6	12.8	14,416.2
Direct costs	(582.5)	(548.5)	(6.2)	(1,190.0)
Gross profit	7,039.2	6,208.1	13.4	13,226.2
Operating costs	(6,338.6)	(5,703.5)	(11.1)	(11,728.2)
Operating profit	700.6	504.6	38.8	1,498.0
Share of results of associates	39.8	33.6	18.5	85.3
Profit before interest and taxation	740.4	538.2	37.6	1,583.3
Finance income	72.6	60.2	20.6	126.0
Finance costs	(235.7)	(211.5)	(11.4)	(427.8)
Revaluation of financial instruments	(33.2)	(28.9)	(14.9)	30.1
Profit before taxation	544.1	358.0	52.0	1,311.6
Taxation	(115.8)	(92.4)	(25.3)	(294.4)
Profit for the period	428.3	265.6	61.3	1,017.2

Attributable to:
Equity holders of the parent	376.3	217.4	73.1	901.0
Non-controlling interests	52.0	48.2	(7.9)	116.2
	428.3	265.6	61.3	1,017.2

Headline PBIT	840.9	679.6	23.7	1,893.3
Headline PBIT margin	11.0%	10.1%		13.1%
Headline PBT	677.9	528.2	28.3	1,591.5

Reported earnings per share[2]
Basic earnings per ordinary share	30.2¢	17.8¢	69.7	73.1¢
Diluted earnings per ordinary share	29.5¢	17.3¢	70.5	70.6¢

Headline earnings per share[2]
Basic earnings per ordinary share	38.3¢	28.7¢	33.4	91.1¢
Diluted earnings per ordinary share	37.0¢	28.0¢	32.1	87.1¢

[1]

The unaudited consolidated income statement above is presented in reportable US dollars for information purposes only and has been prepared assuming the US dollar is the reporting currency of the Group, whereby local currency results are translated into US dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.6158 to the pound for the period ended 30 June 2011 (period ended 30 June 2010: US$1.5257; year ended 31 December 2010: US$1.5461).

[2]	The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 3	WPP/page 39

WPP PLC

Interim results for the six months ended 30 June 2011

in reportable Euros1

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2011

	Six months ended 30 June 2011	Six months ended 30 June 2010		Year ended 31 December 2010
	€m	€m	+/(-)%	€m
Billings	24,610.3	23,435.1	5.0	49,778.7

Revenue	5,423.9	5,115.5	6.0	10,888.9
Direct costs	(414.5)	(415.7)	0.3	(898.9)
Gross profit	5,009.4	4,699.8	6.6	9,990.0
Operating costs	(4,518.3)	(4,304.4)	(5.0)	(8,850.1)
Operating profit	491.1	395.4	24.2	1,139.9
Share of results of associates	28.0	25.8	8.5	64.5
Profit before interest and taxation	519.1	421.2	23.2	1,204.4
Finance income	51.4	45.0	14.2	96.5
Finance costs	(167.7)	(158.9)	(5.5)	(324.0)
Revaluation of financial instruments	(23.1)	(23.6)	2.1	21.0
Profit before taxation	379.7	283.7	33.8	997.9
Taxation	(81.9)	(72.0)	(13.8)	(224.8)
Profit for the period	297.8	211.7	40.7	773.1

Attributable to:
Equity holders of the parent	261.1	176.5	47.9	687.0
Non-controlling interests	36.7	35.2	(4.3)	86.1
	297.8	211.7	40.7	773.1

Headline PBIT	591.3	528.4	11.9	1,438.7
Headline PBIT margin	10.9%	10.3%		13.2%
Headline PBT	475.0	414.4	14.6	1,211.3

Reported earnings per share[2]
Basic earnings per ordinary share	21.0¢	14.4¢	45.8	55.7¢
Diluted earnings per ordinary share	20.5¢	14.1¢	45.4	53.8¢

Headline earnings per share[2]
Basic earnings per ordinary share	26.8¢	22.9¢	17.0	69.5¢
Diluted earnings per ordinary share	25.9¢	22.3¢	16.1	66.4¢

[1]

The unaudited consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the reporting currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of €1.1525 to the pound for the period ended 30 June 2011 (period ended 30 June 2010: €1.1505; year ended 31 December 2010: €1.1664).

[2]	The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

WPP/page 40

WPP PLC

GLOSSARY AND BASIS OF PREPARATION

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2011 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Gross margin/gross profit

The Group uses the terms gross margin and gross profit interchangeably. Headline gross margin margin is calculated as Headline PBIT (defined below) as a percentage of gross profit.

Headline earnings

Headline PBT less taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items) and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and share of exceptional gains/losses of associates.

Headline PBT

Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and gains/losses arising from the revaluation of financial instruments.

Operating margin

Headline operating profit as a percentage of revenue.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.